INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200

Ville St. Laurent, Quebec, Canada, H4M 2X5

July 15, 2011

Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverage, Apparel and Health Care Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Intertape Polymer Group Inc.

Form 20-F for fiscal year ended December 31, 2010

Filed March 31, 2011

File No. 001-10928

Dear Ms. Jenkins:

In response to your letter dated June 16, 2011, Intertape Polymer Group Inc. (the “Company”) is today submitting to the Staff of the Securities and Exchange Commission a letter from our counsel, Joel H. Trotter of Latham & Watkins LLP.

Pursuant to the Staff’s request, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

INTERTAPE POLYMER GROUP INC.

By:	/s/ Gregory A. C. Yull
	Name:	Gregory A. C. Yull
	Title:	Chief Executive Officer

/s/ Bernard J. Pitz
	Name:	Bernard J. Pitz
	Title:	Chief Financial Officer